Notice to the Oslo Stock Exchange

ORKLA

02042669

02 JUL 17 AM 12:05

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.no

Ref.:
Ole Kristian Lunde, Tel. +47-22 54 44 31

Date: 5 July 2002

ORK – Trade subject to notification

Christen Sveaas' wholly-owned company Kistefos AS has today, 5 July 2002, purchased 1,339,000 shares in Orkla ASA from Christen Sveaas at a price of NOK 150 per share and on the same date sold these shares to the derivative market at a price of NOK 150 per share with a repurchase obligation.

The number of shares in Orkla ASA controlled by Christen Sveaas remains unchanged at 19,600,777, equivalent to 8.94% of the total number of shares issued.

dlw 7/17